Investor Road Show Presentation

Filed by: CBS Outdoor Americas Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBS Corporation

Commission File No.: 333-196652

The following is a transcript of a presentation made by Jeremy Male, CEO of CBS Outdoor Americas Inc., and Donald Shassian, EVP & CFO of CBS Outdoor Americas Inc. (“CBS Outdoor”, “we,” “our” or “us”), on www.netroadshow.com in connection with the exchange offer. The slides to which this presentation relates are identical to those that have been filed by CBS Outdoor under Rule 425.

Forward-Looking Statements

This presentation may include forward-looking statements within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “could,” “may,” “might,” “will,” “should,” “seeks,” “likely,” “intends,” “plans,” “predicts,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. Neither we nor CBS Corporation (“CBS”) guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: declines in advertising and general economic conditions; competition; government regulation; our inability to increase the number of digital advertising displays in our portfolio; taxes, fees and registration requirements; our ability to obtain and renew key municipal concessions on favorable terms; decreased government compensation for the removal of lawful billboards; content-based restrictions on outdoor advertising; environmental, health and safety laws and regulations; seasonal variations; future acquisitions and other strategic transactions; time and resources to comply with rules and regulations as a stand-alone public company; charges in connection with the separation and incremental costs as a stand-alone public company; dependence on our management team and advertising executives; the ability of our board of directors to cause us to issue additional shares of stock without stockholder approval; certain provisions of Maryland law may limit the ability of a third party to acquire control of us; our rights and the rights of our stockholders to take action against our directors and officers are limited; we may not realize the expected benefits from the separation of our business from CBS; we have substantial indebtedness, which could adversely affect our financial condition; the terms of the credit agreement and the indenture governing our debt restrict our current and future operations, particularly our ability to incur additional debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations; incurrence of additional debt; interest rate risk exposure from our variable-rate indebtedness; hedging transactions; establishing an operating partnership; asset impairment charges for goodwill; diverse risks in our international business; breach of security measures; we have a limited right to use the CBS mark and logo; our current financial information may not be a reliable indicator of our future results; cash available for distributions; legislative, administrative, regulatory or other actions affecting real estate investment trusts (“REITs”), including positions taken by the IRS; our failure to qualify, or remain qualified, to be taxed as a REIT; REIT ownership limits; dividends payable by REITs do not qualify for the reduced tax rates available for some dividends; REIT distribution requirements; availability of external sources of capital; we may face other tax liabilities that reduce our cash flows; complying with REIT requirements may cause us to liquidate investments or forgo otherwise attractive opportunities; our ability to contribute certain contracts to a taxable REIT subsidiary (“TRS”);

our planned use of TRSs may cause us to fail to qualify to be taxed as a REIT; our ability to hedge effectively; paying the cash portion of the earnings and profits allocated to us by CBS as a distribution and/or taxable dividends in common stock and cash; failure to meet the REIT income tests as a result of receiving non-qualifying rental income; even if we qualify to be taxed as a REIT, and we sell assets, we could be subject to tax on any unrealized net built-in gains in the assets held before electing to be treated as a REIT; the IRS may deem the gains from sales of our outdoor advertising assets to be subject to a 100% prohibited transaction tax; our lack of an operating history as a REIT; a substantial amount of our common stock will enter the market as a result of the exchange offer and related transactions; the trading prices of shares of CBS Class B common stock and our common stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices; tendering CBS stockholders may receive our common stock at a reduced discount or may not receive any discount in the exchange offer; participating CBS stockholders will experience some delay in receiving shares of our common stock (and cash in lieu of fractional shares of our common stock, if any) for shares of CBS Class B common stock that are accepted in the exchange offer; market prices for shares of CBS Class B common stock may be impacted by the exchange offer; if the split-off, including the exchange offer, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, CBS, us, and CBS stockholders could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify CBS for material taxes pursuant to indemnification obligations under the tax matters agreement; we may not be able to engage in desirable strategic or capital-raising transactions following the split-off, and we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions; if the exchange offer is not fully subscribed, CBS may continue to control us, which could prevent our stockholders from influencing significant decisions; and other factors described in our filings with the Securities and Exchange Commission (the “SEC”), including but not limited to the section entitled “Risk Factors” of our Registration Statement on Form S-4, filed with the SEC on June 11, 2014. All forward-looking statements in this presentation apply as of the date of this presentation or as of the date they were made and, except as required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes.

Additional Information

CBS Outdoor has filed a Registration Statement on Form S-4 (File No. 333-196652) with the SEC. The terms and conditions of the exchange offer are more fully described in the Registration Statement on Form S-4 and a Schedule TO filed by CBS with the SEC. The prospectus, which is included in the Registration Statement on Form S-4, contains important information about CBS, CBS Outdoor, the exchange offer, the separation and related matters. CBS has delivered the prospectus to its stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN ITS ENTIRETY THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY CBS AND CBS OUTDOOR WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of CBS, CBS Outdoor or their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether any investors should participate in the exchange offer. This presentation is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, nor is it a recommendation as to whether investors should participate in the exchange offer. The offer is made solely by means of the prospectus. Investors may obtain a free copy of the prospectus and other related documents filed with the SEC by CBS and CBS Outdoor at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from CBS at www.cbscorporation.com or CBS Outdoor at www.cbsoutdoor.com.

Non-GAAP Financial Measures

In addition to the results prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) provided throughout this presentation, this presentation also includes non-GAAP measures as described below. We calculate revenues on a constant dollar basis as reported revenues excluding the impact of foreign currency exchange rates between periods. We provide constant dollar revenues to understand the underlying growth rate of revenue excluding the impact of changes in foreign currency exchange rates between periods, which are not under management’s direct control. Our management believes constant dollar revenues are useful to users because it enables them to better understand the level of growth of our business period to period. We calculate “Adjusted OIBDA” as operating income before depreciation, amortization, net gains (losses) on dispositions, stock-based compensation and restructuring charges. We calculate Adjusted OIBDA margin by dividing Adjusted OIBDA by total revenues. We use Adjusted OIBDA and Adjusted OIBDA margin to evaluate our operating performance. Adjusted OIBDA and Adjusted OIBDA margin are among the primary measures we use for managing our business, and for planning and forecasting future periods, as each is an important indicator of our operational strength and business performance. Our management believes users are best served if the information that is made available to them allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in managing, planning and executing our business strategy. Our management also believes that the presentations of Adjusted OIBDA and Adjusted OIBDA margin, as supplemental measures, are useful in evaluating our business because eliminating certain noncomparable items highlights underlying operational trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures. It is our management’s opinion that these supplemental measures provide users with an important perspective on our operating performance and also make it easier for users to compare our results to other companies that have different financing and capital structures or tax rates. We calculate funds from operations (“FFO”) in accordance with the definition established by the National Association of Real Estate Investment Trusts (“NAREIT”). FFO reflects net income adjusted to exclude gains and losses from the sale of real estate assets, depreciation and amortization of real estate assets and amortization of direct lease acquisition costs, as well as the same adjustments for our equity based investments, as applicable. We calculate Adjusted FFO (“AFFO”) as FFO adjusted to include cash paid for direct lease acquisition costs as such costs are generally amortized over a period ranging from four weeks to one year and therefore are incurred on a regular basis. AFFO also includes cash paid for maintenance capital expenditures since these are routine uses of cash that are necessary for our operations. In addition, AFFO excludes certain non-cash items, including non-real estate depreciation and amortization, deferred income taxes, stock-based compensation expense, accretion expense, the noncash effect of straight-line rent and amortization of deferred financing costs. We believe that adjusting for these items provides a better measure of our operating performance. We use FFO and AFFO measures for managing our business and for planning and forecasting future periods, and each is an important indicator of our operational strength and business performance, especially compared to other REITs. Our management believes users are best served if the information that is made available to them allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in managing, planning and executing our business strategy. Our management also believes that the presentations of FFO, AFFO, and FFO and AFFO per adjusted weighted average share, as supplemental measures, are useful in evaluating our business because adjusting results to reflect items that have more bearing on the operating performance of REITs highlights trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures. It is management’s opinion that these supplemental measures provide users with an important perspective on our operating performance and also make it easier to compare our results to other companies in our industry, as well as to REITs. We present weighted average shares on an adjusted basis of 120,000,000 shares to give effect to 23,000,000 shares issued on April 2, 2014, from the IPO in addition to the 97,000,000 shares outstanding as of March 31, 2014, for basic and diluted earnings per share (“EPS”). We also present FFO, AFFO and net income per adjusted weighted average share. Our management believes that these presentations are useful in evaluating our business because they allow users to evaluate our per share results after giving effect to the issuance of shares of our common stock in connection with our initial public offering, which increased our outstanding shares of common stock. We calculate operating income, net income, Adjusted OIBDA, FFO and AFFO, and related per adjusted weighted average share amounts, for the three months ended March 31, 2013, on a comparable basis by adjusting to exclude a significant net gain of $9.8 million incurred in the first quarter of 2013 on the disposition of most of our billboards in Salt Lake City in exchange for billboards in New Jersey, and to include $3.8 million of incremental costs associated with operating as a stand-alone public company incurred in the first quarter of 2014 and $12.4 million of interest expense relating to our entry into the senior credit facilities and the issuance of our senior notes, which were also incurred in the first quarter of 2014. Our management believes these adjusted presentations are useful in evaluating our business because they allow users to compare our operating performance for the first quarter of 2013 against the operating performance of the first quarter of 2014 including certain significant costs arising as a result of our separation from CBS. Since adjusted weighted average shares, Adjusted OIBDA, Adjusted OIBDA margin, FFO, AFFO, FFO and AFFO per adjusted weighted average share, constant dollar revenues and, on a comparable basis for 2013, operating income, net income, Adjusted OIBDA, FFO and AFFO and related per adjusted weighted average share amounts, are not measures calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, weighted average shares outstanding for basic and diluted EPS, operating income, net income and revenues, and the related weighted average per share amounts, the most directly comparable GAAP financial measures, as indicators of operating performance. These measures, as we calculate them, may not be comparable to similarly titled measures employed by other companies. In addition, these measures do not necessarily represent funds available for discretionary use and are not necessarily a measure of our ability to fund our cash needs. Reconciliations of these non-GAAP measures to GAAP measures can be found in the Appendix to the slides relating to this presentation that have been previously filed with the SEC under Rule 425.

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Jeremy Male:	[Slide 4] So good morning everyone and thanks Elizabeth for that introduction. Before we get into the meat of the presentation, just to reaffirm how proud and excited I am to be leading this great business. CBS Outdoor is a wonderful company within CBS. We really believe it can be an even better company outside of CBS with management right from the top absolutely focused on this business and that when the company itself being able to make its own capital allocation decisions as we go forward. And we certainly got a reinvigorated labor force as part of this transaction. So really exciting time for the business.

[Slide 5] So I’m going to be covering 4 key areas in the next 20 minutes, just sort of some highlights in terms of our business, the growth dynamics of this wonderful industry that we’re in, in a bit more detail on the company, and then Don Shassian will be giving you some more details in terms of the financials. So just to say, you know, we are a market leader in a growth industry. We have around a 20% share of the U.S. out-of-home business. We also have some great assets in Canada and Latin America. Thinking about the U.S., that represents 87% of our sales, we’re very much focused on the top 25 DMAs, which is where we increasingly believe advertisers will want to be as we go forward. I’m going to talk in more detail as we go on in terms of our assets, but just to say right now, we have, it’s a very, you couldn’t go out and build our business again today. In terms of financial metrics on trailing 12 months, we have revenues of just over $1.3 billion and OIBDA of $415 million.

[Slide 6] So in thinking about the business – and I’ll be covering all of these points as we go forward – but we’re in a great industry, as I say, some hard-to-replicate assets. We’ve had consistent revenue growth over time, got very high incremental margins and some strong free cash flow. I just talked a little earlier about our re-energized management team. And we’ve got a number of opportunities to enhance our growth as we go forward – not least: digital, yield management – getting more out of the assets that we already have, and also through select tuck-in acquisitions. We’ve got a very strong, efficient balance sheet and what we believe the company’s going to be about as we go forward, it’s going to be about growth and it’s going to be about dividends.

[Slide 7] Just sort of looking back over the last few months has been a busy time. We’ve been out in the debt markets and raised $1.6 billion of debt at attractive rates. We had our IPO in March. While we were on our IPO road show we were saying that we would be receiving the PLR very soon and indeed we did shortly thereafter. And we also have announced solid set of Q1 numbers and also declared our first dividend. So now we’re at the bottom right of that chart, we’re now obviously in this split off process. Shortly thereafter - kind of mid-July or something like that - from there we will be being taxed as a REIT and as we go forward this year, we also believe that this is where we’ll be focusing on those tuck-in acquisitions to stimulate further growth in our business.

[Slide 8] Thinking about those first quarter results, revenues were up just under 4.5%, on an adjusted basis OIBDA was up 5.6%, good conversion to AFFO and, as I mentioned earlier, first quarterly dividend of 37 cents was announced.

[Slide 10] Maybe just a few words on the industry. Out-of-home is an extremely powerful medium. On the one hand, we can offer mass reach, very high frequency. We now know enough about our audience to be able to give very strong demographic targeting and it’s a very low CPM medium. So you have that on the one hand, this sort of great mass reach medium. On the other hand, you have the ability to target right down to particular demographic…or indeed, to a particular board at the end of a street to drive traffic to a particular retail store. Few other media have that flexibility. And, you know, in today’s world, we blend very well with social/mobile, are additive to both of those media. That’s a technology upside for us. And the way we think about our business is that we’re “always on.” You can’t flip the page, you can’t TiVo us, you can’t switch, flip the switch. We’re an “always on” medium and always engaging.

[Slide 11] So looking back over time, the business has enjoyed very consistent - or the industry has enjoyed - very consistent growth, just over, just under, sorry, 5% CAGR for the last 20 years. And that’s taken out-of-home share of advertising up from just over 3% back in 1990 to 4.7% now. It’s quite interesting, the other number on that page below the 4.7% is the 8% number, and that is the percent that out-of-home represents of total media outside of the U.S. Now, for a couple of different reasons, not least the fact that we don’t have as much pedestrian-facing outdoor media in the U.S. Think Amsterdam versus Atlanta, if you like, to maybe understand that. There are a number of reasons why the U.S. won’t get to 8% but I do think that there’s huge opportunity for that 4.7% to continue to grow. And on the right-hand side of the chart you can see that the forecasters agree with us. These are the Zenith numbers, 2013 through 2016, with out-of-home believed to be growing from their point of view by just under 5%, second only to internet and online.

[Slide 12] So why are we continuing to grow? Well, frankly, it’s all about one word – audience. And our audience continues to grow. It continues to grow for a number of reasons. Urbanization, cities are becoming increasingly important. We are woven into the fabric of cities. And in cities this is where you get the young, urban, affluent audience - exactly the eyeballs that advertisers are trying to target. Why?

So what other trends are impacting our audience? Well, people spend quite simply more time out of the home, whether or not it’s commute times that continue to increase or whether or not it’s the amount of time people spend eating out-of-home. What it means is we spend more time out of the home and not at work.

[Slide 13] And increasingly our medium is now able to connect to mobile and social.

So while we have this increasing audience, to some extent or another, most other media audiences are under some sort of threat, you know, declining or fragmenting. And if you think about our medium, we know now that - and we’ll look at some slides a little later - that we can drive people to search. You can now use your smart device to connect directly to our medium, be that through Near Field Communication or be that through QR. And we know that we can drive people to social.

[Slide 14] If we look at this one example, which is, it was an Absolut cocktail campaign for the Greyhound brand. What you see on the bottom right-hand chart there is the increase in “Greyhound” as a search word - and the information comes through Google Metrics - when the two outdoor flights were up in December and March last year. So very strong stimulant, if you like, in terms of driving people online.

[Slide 15] The other important point now about our audience is that it’s measurable. Over the last few years, the industry has put significant resource into understanding exactly what audience is delivered by each individual billboard. So we know that one particular board over a week will deliver 343,000 impressions, we can then sort of drill down into that and tell you the exact demographic of the people that are passing that board. What this does is it, you know, almost for the first time it really makes this industry comparable with other media so we can actually have those discussions with media agencies and the clients about what you gain by switching a million dollars out of your online budget and putting it over to out-of-home. And importantly, our audience metrics are now integrated into the Nielsen IMS planning tool, which is, from an agency point of view, exactly where it needs to be.

[Slide 17] So then thinking about our business more specifically. So our revenues split around 70% billboard and 30% transit and we are very much focused on the U.S. with 88% of our revenues derived here, 7% in Canada and 6% in Latin America. So I’m going to talk about the 2 pieces of the business and then have a look to our international business over the next 2 or 3 slides.

[Slide 18] But before that, just to say it doesn’t matter which market we’re in, out-of-home is a “location, location, location” industry and we have some of the best locations in the business. We have strategic locations in retail where we can drive consumers at the point of sale. We’re in obviously very dense, high traffic areas out on highways. We have key transit assets where the consumer has a much different form of engagement with that asset, it’s much closer, there’s a much longer dwell time and we have these tremendous iconic locations, notably these wallscapes in Los Angeles on that bottom right-hand side of that chart.

[Slide 19] So looking at the U.S. business, in terms of revenue mix, very similar to our total revenue mix, for obvious reasons. The business has enjoyed a 4.2% CAGR growth over the last 3 years and you can see that that’s driven a 9% CAGR in OIBDA. We get a very good conversion in our business of revenue to OIBDA because in our billboard business it’s principally a fixed cost business.

[Slide 20] And what do we deliver? Well I sort of mentioned earlier on, we have this ability to deliver national reach or indeed get down to hyper-local. If you look at our business, it’s split in terms of revenues around 60% derived from local, 40% national. Thinking about how we differ, if you like, from some of our competitors. As I say, it’s really about this top 25 DMA orientation that we have. So if we think to one of our competitors, their national revenues would be about 20%, ours is 40%. So national advertisers are increasingly important to us and it’s in this national advertising category that we really foresee exciting growth possibilities in the future. If we remember back to the slide earlier where out-of-home represents 4.8% of total media. If you look at the top 100 advertisers, they spend only about 2% of their money out-of-home and we believe that as we go forward with improved metrics, amongst other things, we believe we’ll be able to drive that percentage and up towards the average. So we have a very big business, 40 offices across the country, nearly 400 people in our sales office and if we think back to the, you know, those local offices, we really are embedded in every community.

[Slide 21] So billboard, U.S. billboard business is a huge piece of our business. Very stable business, very high margin. Our lease costs represented only 29% of revenues in 2013. And within that we have a growing digital footprint, which I’ll talk more to later. You can see the top market focus coming through on the bottom right-hand side of the chart, our top 10 markets account for over 50% of our revenues. And we’ve been enjoying a 3.6% CAGR growth in this business over the last 3 years.

[Slide 22] And thinking back to the point I made about the fact that you couldn’t go out and create our business again today. The first overriding point is to say that actually, you know, the regulator is our friend. We’re in a very highly regulated industry. Those regulations limit new supply. So it’s very hard to go and build new boards. If you could, frankly, most of the great locations have already gone. And one of the nuances is that because of the Beautification Act of 1964, 75% of our locations are what we call grandfathered. And what that means is that in those instances, we own the permit and we own the structure. And if the structure comes down, it loses its permit. And what that does is it puts us in quite a strong position when we’re negotiating with our landlords. And it’s that, if you like, that’s allowing our lease expense to remain at the 29% that I mentioned earlier on.

[Slide 23] So maybe now onto Transit, just to highlight some of the differences there. We’re very much top market strategy that’s the same as our billboard business. You can see there that our top 3 markets are driving around 80% of our revenues in transit. And this strategy makes us a “must buy.” So, and I’m delivering this message from New York, if you think of New York, you know we have the advertising assets in the subway. We have the advertising assets on Metro North, on the Long Island Railroad, on all of the buses. What this does is it makes us a “must buy” in this market. So, you know, we can then so we can deliver the center, if you like, through those assets and then increase coverage using our billboard portfolio on the highways out of the city. Contracts work in a different way.

Typically we share revenues with the transit operators, say 60%, and then we support that revenue share with a minimum guarantee. Contract lengths are typically sort of “5 plus,” so somewhere between 5 and 10 years. And the great thing about the transit business is that while margins are lower because we’re effectively working on 40% dollars, effectively we don’t put capital into this business. So actually this sort of flow-through, the margin flow-through is very important.

[Slide 24] Some words to our international business. You know, we’re one of the largest players in both Canada and Mexico, we’ve got niche positions in four South American markets. We lost a couple of contracts if you go back to 2010 and 2011. But what you can see is that outside of that, the business has been relatively flat and certainly stabilized in 2013 and actually enjoyed positive growth in the first quarter of 2014. As you would expect, the split between billboard and transit is not hugely dissimilar from our business in the U.S.

[Slide 25] So moving on to our customer base. We have over 20,000 customers and our largest customer represents only 1.6% of sales and that no one category is dominant within our mix.

[Slide 26] If we look at how categories have sort of moved over time, I think you can see that - how consistent those categories have been over time and, indeed, the breadth of categories. Interestingly, at the bottom there, you can see we group together TV, entertainment and movies. It’s a very important part of our business. We often refer to out-of-home as being the “media’s medium” and you can see there that since 2007, if you combine those categories, that percentage is moved from 17% to 19% over that period. I talked about the national advertisers, you know, the top 100 not spending the same amount of dollars or the right amount of dollars from where we’re concerned in terms of out-of-home being around 2%.

[Slide 27] Here’s one example of an advertiser that really gets it. So you’ve got one of the coolest, most iconic brands in the world. They spend 11% of their dollars out-of-home. And these, you know, these images I think are absolutely iconic and Apple has used out-of-home for every significant product launch since the original iPod. So some advertisers get the message, we just need to make sure that we’re getting that message through to a larger number of those national advertisers as we move forward.

[Slide 28] So thinking about our growth drivers, we think that the whole concept of yield management offers an opportunity for our business. We have a great sales team and they’ve been concentrating on “sales, sales, sales” for years - very, very successfully. But we believe that by thinking about sales in a much more detailed way: about how the revenues on a particular board, how they correlate specifically to the audience that that board derives. So you would imagine that there would be a very strong correlation. It’s not quite as strong as it should be and we think that by focusing in on that with our teams and our managers - and we’ll do that through changing compensation structures, for example - that we can actually drive some additional growth there. And I talked a little bit about national advertisers. We think also there is some opportunity in terms of cost optimization and Don will chat about that in a couple of minutes. Digital is still only around sort of 1% of our boards, I’m going to talk to that. And in terms of acquisitions, if you recall from the first chart, about 60% of this market is in the top 3 players and then if you go into the sort of balance, 40%, there’s a long tail of that’s somewhat deconsolidated. We think there’s a good opportunity there for us to add value in that, you know, while we’ll be very much focusing on top DMAs, with a tuck-in acquisition, we will generally be able to, on a particular set of assets, we’ll generally be able to sell more than the incumbent onto those signs by leveraging our national sales force. We’ll generally be able to operate those signs at a slightly lower cost because we can leverage our operating cost base. And then we’ll enjoy the on those assets we’ll - particularly if they’re going into our qualifying REIT asset base - we’ll then enjoy the tax benefit also. And when we think about our acquisitions, it’ll be focusing primarily on our QRS as we move forward.

[Slide 29] So to talk about digital, I just maybe like to say a few words just about the billboard business in and of itself. The way we think about it is that is, if you like, in this sort of pyramid of quality as we call it. What you have is a relatively small number of great locations and a much larger number of locations that are still good but not top of that pile. Where we’re going to be putting all of our investment is into the top of that pyramid. We’re digitized around 450 of our signs already, so just 1.5% of our billboards. And that’s driving 10% of our billboard revenue. So you can see that sort of impact. As you get further down, further down the pyramid, the sort of revenue multiple you can get on those boards will decrease a bit but it’s still great. But I think that the important point is that that’s when we’re going to be focusing. And down at the bottom of that pyramid, that’s where we’ll be looking to rationalize our boards. So we fully expect that over time our total number of boards will decrease because part of that could be taking signs down or swapping low performing signs out for increased digital signs in a particular way. But if we look at where money is tending to flow on a worldwide basis in the out-of-home industry, it’s tending to flow to key DMAs and to the best sites in those DMAs. So that’s where we’re going to be focusing.

[Slide 30] Digital gives great benefits to advertisers. You can be much more timely, you can change a message on a board after somebody scored in a football game, you can just change it like that. It’s uniquely flexible. We can sell by day part, you can buy drive-time audience. From our point of view, I mentioned you can get some great revenue multiples there as we convert to digital. It’s great for yield and it’s great to attract new advertisers.

[Slide 31] This is how our digital business has grown over time and say now just over 400 boards. We will continue to build our digital at a very select, in a very select way. And while digital can offer all sorts of these creative opportunities and it brings new money into our industry, it also increases supply. So you just need to be a little bit cautious in terms of how quickly you build that supply out to so that you’re not sucking, if you like, revenues from your analog estate. What that comes down to is the fact that it means that we’re likely to be adding around about 100 boards a year as we go forward for the next 2 or 3 years. Another important point is the cost of those digital boards has decreased over time. So while the revenue multiple might decrease as we come further down that pyramid, actually the returns you can make are still great, you can still make 20% plus returns because the price of that digital is decreasing. So thanks for your attention, I’ll just going to now hand you over to Don.

Donald Shassian:	[Slide 33] Thank you, Jeremy. I’m going to cover a number of items on financial highlights as well as talk a little bit about the transaction timeline and a little bit about the REIT structure.

[Slide 34] As Jeremy mentioned, this industry has been growing in excess of 4% for the past several years and our performance has been matching that as well. We have some great assets, some great people, great relationships with advertisers and customers and a diverse customer base that has resulted in some steady, growing revenues.

[Slide 35] What’s important to understand about this business is that 70% of our costs are fixed. That presents a tremendous amount of operating leverage and an opportunity to really grow our margins organically. There’s four ways in doing that. As Jeremy mentioned: improving yield management - focusing on occupancy, pricing; converting the right static boards to digital; continuing to focus on lowering our billboard site costs - posting, installation, maintenance, utilities costs; focusing on a profitable mix of our transit contracts; and continuing to focus on lease renegotiations.

[Slide 36] Billboard leases are a very big part of our cost structure. Over 23,000 leases, over 18,000 landlords, the top 100 landlords have about 1,600 leases so there is no single group of landlords that have a big control over these leases for us. Our leases, our structures are primarily fixed cost. It’s very important to understand that over 50% of our leases have out-clauses for ad diminution so that if a board’s economics have changed for whatever reason, we’re able to go in and renegotiate that lease - we could cancel it. I cannot point to the fact that we’ve cancelled many of these leases, but we’ve used that contractual language to be able to renegotiate these leases when it’s appropriate. Because of the diversity of the landlord ownership, the out-clause and the permit ownership that Jeremy talked about earlier, we have some very long-term relationships and the pricing dynamics are very favorable for us.

[Slide 37] Capital expenditures in this industry on a maintenance basis are very low, 1.5% to 2% revenues for us. It’s approximately $20 million. CapEx in the transit business, as Jeremy mentioned, is very, very low. Any CapEx above that maintenance level is for growth purposes. We have talked about in 2014 approximately $65 million of capital expenditures. So the amount above the $20 million is all for growth, it is all discretionary, it is on a business case by business case basis. New signs, conversion of static to digital, looking for returns on static 15% to 20%; on digital, north of 20%. And really trying to focus - in addition to those quantitative measures - on the qualitative aspect. Where do those boards reside on that pyramid of quality that Jeremy talked about?

[Slide 38] Transaction summary and timeline. The exchange offer, as Elizabeth mentioned earlier, is to expire on July 9th. That will result in our split off from CBS and no longer being a part of their consolidated tax return. And shortly thereafter, we will declare ourselves to be a REIT. The final step in the transaction timeline is the distribution of historical earnings and profits, called a “purge.” It is required to be done by the end of January of 2015. Numbers are not final as of yet, will only be done after a lot of calculations are completed. It’s approximately $500 million: $400 million in stock dividend and $100 million of cash. CBS left $100 million of cash from the IPO on our balance sheet to fund that cash purge. To the extent is is higher, CBS will push cash to us; to the extent it is lower, we will push the excess cash back to them. It’s important to note that that cash dividend at $100 million estimate is about 83 cents per share for our shareholders.

[Slide 39] In understanding the REIT structure, it’s important to understand that what we must do is we need to tag every asset and revenue and expense stream as being either in a qualified real estate subsidiary or a taxable subsidiary. This does not change how we operate the business, it is simply - from a tax return and tax management perspective - behind the scenes. So assets, revenue and expense streams related to U.S. fixed structures - billboards, advertising and expenses related to structures on train platforms, which are fixed, permanent - are all in the QRS. Assets, revenue expense streams are international or that related to buses and trains - that which is moving - are in the TRS. Why that’s important is that we are required to distribute 90% of the QRS tax return taxable income and we have stated that we will distribute 100% of that QRS tax return taxable income. It will be done in 2 ways, a recurring quarterly dividend, as we have announced already for the second quarter, payable on June 30, a 37 cents quarterly dividend. So there’s a recurring quarterly dividend, and when the year is completed and we’ve been able to actually do that actual calculation of the QRS tax return taxable income, and we know what that 100% number is, the balance between that 100% and what we’ve paid on a recurring basis as a quarterly dividend will be paid as a top-up, or balance, if you would, in the following year’s first quarter. Revenue and expense streams in the TRS: full cash taxpayer.

[Slide 40] March 31, 2014: $114 million of cash on the balance sheet, $425 million dollar revolver to be used for rainy day purposes only. So $539 million of liquidity. We raised $1.6 billion back in January: approximately $800 million of a senior secured term loan, at approximately 3%, 2 tranches of high yield - 5.25%, 5-5/8% - so our weighted average cost of debt’s about 4.2%. Leverage on a gross basis is 3.8 times, on a net of cash basis, 3.6 times. Target leverage: we want to be between between 3.5 and 4 times. Dividend policy, as I mentioned earlier, is to pay out 100% of the QRS tax return taxable income.

[Slide 41] What’s really important to understand about our business is the very high conversion of OIBDA to AFFO/Free Cash Flow backing out CapEx, interest, taxes and commissions. Since we capitalize commissions in OIBDA, you need to subtract that to get to AFFO/Free Cash Flow. And then the conversion of that into dividends. We believe we’ll be paying approximately 75% of free cash flow in the form of dividends. Again, in that recurring quarterly basis, and that balance or top-up in the following year’s first quarter.

[Slide 42] So what makes us an attractive investment? As Jeremy walked through, attractive industry fundamentals, we think we’ve got some great assets, tremendous operating leverage to grow this business organically. We’re very pleased to be a part of this management team, it’s got some great assets and great people, it’s got some very good opportunities to grow this business, yield management, the right static-to-digital conversions and tuck-in acquisitions. And we’ve got a strong and efficient balance sheet. So the bottom line, we think it’s a very attractive return for shareowners, consistent revenue growth, a very high conversion of OIBDA to free cash flow, and a sustainable distribution of that free cash flow in the form of dividends to our shareholders. So growth plus dividends. On behalf of Jeremy and myself, I want to thank you very much for your interest in CBS Outdoor.

[End of recording]